PRESS RELEASE

                                                     UNILAB CORPORATION
                                                     18448 Oxnard Street

                                                     Tarzana, CA 91356
                                                     www.Unilab.com
                                                     For Further Information:
                                                     Brian D. Urban
                                                     Phone: (818) 758-6611
                                                     e-mail: burban@unilab.com


IMMEDIATE RELEASE
August 1, 2001


               UNILAB CORPORATION ANNOUNCES SECOND QUARTER RESULTS

TARZANA, CA, August 1, 2001 /BusinessWire/ - Unilab Corporation (Nasdaq:ULAB) announced today that net sales for the quarter ended June 30, 2001 were $98.9 million, an increase of 17.4% from $84.3 million in the same period last year. Net income, before non-recurring items discussed below, was $5.9 million, or $0.20 per diluted share, for the second quarter of 2001 compared to $2.0 million, or $0.08 per diluted share, in the same period last year.

Earnings before interest, taxes, depreciation, amortization, and non-recurring items ("Adjusted EBITDA") were $22.2 million for the quarter, or 22.4% of sales, compared to $16.1 million, or 19.0% of sales for the same period last year.

The Company also completed the acquisition of Medical Arts Clinical Laboratories, Inc., an independent clinical laboratory based in Santa Barbara, California in late July. This acquisition is expected to add approximately $5.0 million of annualized revenue to the Company and is expected to be accretive to earnings immediately.

With the proceeds from the Company's recently completed initial public offering, Unilab repaid bank indebtedness and reported a non-cash extraordinary loss, net of taxes, of $0.6 million. In addition, the Company paid and incurred a non-recurring charge of $2.5 million in consideration for the termination of annual fees for financial advisory services from the Company's majority shareholder. The Company also recognized non-cash stock-based compensation charges of $1.4 million for certain options issued to consultants and recorded a $2.95 million charge related to a May 31, 2001 offer by the Department of Justice to settle for approximately $2.8 million the government's pending billing investigation, although the Company hopes to negotiate a settlement for less. After these non-recurring items recorded in the second quarter of 2001, the Company reported net income of $1.3 million, or $0.05 per diluted share for the quarter.

For the first six months of 2001, net sales totaled $194.2 million, an increase of 18.8% from $163.6 million in the same period of the prior year. EBITDA, EBITDA margin, net income and net income per diluted share, excluding non-recurring items, were $40.3 million, 20.8%, $9.1 million and $0.33, respectively, for the first six months of 2001 versus $30.9 million, 18.9%, $3.6 million and $0.14 in the same period last year. Including the non-recurring items, EBITDA, EBITDA margin, net income and net income per diluted share were $32.8 million, 16.9%, $4.5 million and $0.16, respectively, for the six months ended June 30, 2001.
Testing volumes increased 13.6% and 16.6%, respectively, in the second quarter and first six months of 2001 compared to the same periods in the prior year. Excluding the revenue generated from acquired businesses, core business volumes grew by 11.3% in the second quarter and 13.1% in the first six months of 2001 over the same periods last year, while pricing improved by 2.6% and 1.4% over the same periods. Days sales outstanding ("DSO") - a measure of billing and collection efficiency - was 63 days, compared to 67 days at the end of 2000.

"We are once again pleased to report record revenue, adjusted EBITDA and adjusted EBITDA margin for Unilab in the second quarter," said Bob Whalen, Unilab's CEO and President. "Our adjusted EBITDA for the second quarter was over 22% greater than our previous quarterly EBITDA record set in the first quarter of this year. While our volume growth has continued to remain strong, we were particularly pleased to achieve price increases in the second quarter while also maintaining strict control over operating expenses. In fact, our operating expenses in absolute dollars in the second quarter were actually lower than in the first quarter of this year in spite of our strong growth in revenue." Bob Whalen further commented, "We are also pleased to have acquired Medical Arts Clinical Laboratories. This acquisition was funded out of our operating cash flow and further secures the Company's strong position in a key region of the state".

The net income per diluted share amount for the second quarter of 2001 was computed using a weighted average share count of 29.2 million shares, which included 1.3 million shares for the Company's service-based options and 0.3 million shares for the Company's performance-based options. The performance-based options are required to be included in the calculation even though they have not yet vested. The Company's weighted average share count for future quarters will increase significantly as the shares issued in the Company's initial public offering will be outstanding for the full periods and the number of performance options included in the calculations, based on current stock prices, is likely to increase.

Unilab Corporation will discuss its second quarter financial results during a conference call on August 2 at 8:00 A.M. Pacific Standard Time. To hear a simulcast of the call over the Internet, or a replay, registered analysts may access Street Events at http://www.streetevents.com and all others may access the Unilab Corporation website at http://www.unilab.com. In addition, a replay of the call will be available from 11:00 A.M. PST on August 2 through 5:00 P.M. PST on August 9 by dialing (888) 473-0145.

The statements in this press release that are not historical facts or information may be deemed to be forward-looking statements. Each of the above forward-looking statements is subject to change based on various risks and uncertainties, including without limitation, legislative and regulatory developments and competitive actions in the marketplace that could cause the outcome to be materially different from those stated. Certain of these risks and uncertainties are listed in the Company's 2000 Form 10-K.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 380 regional service and testing facilities located throughout the state. Additional information is available on the Company's website at www.unilab.com.

                              - tables to follow -


                               Unilab Corporation
                            Statements of Operations
                             (amounts in thousands)
                                   (Unaudited)

                                               Three months ended      Six months ended
                                                     June 30               June 30

                                                2000        2001      2000        2001
                                              -----------------------------------------
Revenue                                        $98,932   $ 84,284   $194,240   $163,560
Direct Laboratory and Field Expenses:
     Salaries, Wages and Benefits               28,519     25,235     57,448     48,103
     Supplies                                   13,805     12,471     27,548     23,766
     Other Operating Expenses                   21,854     19,513     43,888     39,223
                                              -----------------------------------------
                                                64,178     57,219    128,884    111,092
Selling, General and Administrative Expenses    12,562     11,010     25,032     21,610
Legal, Stock-based Compensation and
Other Non-recurring Charges                      6,829       --        6,955       --
Amortization and Depreciation                    3,859      3,080      7,328      6,061
                                              -----------------------------------------
Total Operating Expenses                        87,428     71,309    168,199    138,763
                                              -----------------------------------------
Operating Income                                11,504     12,975     26,041     24,797
Interest Expense, Net                            8,181      9,446     17,250     18,675
                                              -----------------------------------------
Income Before Income Taxes and
Extraordinary Item                               3,323      3,529      8,791      6,122
Tax Provision                                    1,395      1,482      3,692      2,571
                                              -----------------------------------------
Income before Extraordinary Item                 1,928      2,047      5,099      3,551
Extraordinary Item - Loss on Early
Extinguishment of Debt
(net of tax benefit of $400)                       582         --        582         --
                                              -----------------------------------------
Net Income                                     $ 1,346   $  2,047   $  4,517   $  3,551
                                               =======   ========   ========   ========
EBITDA, Excluding Extraordinary
Item and Legal,
Stock-based Compensation and Other
Non-recurring Charges                          $22,192   $ 16,055   $ 40,324   $ 30,858
                                               =======   ========   ========   ========

Basic Net Income per Share:
Income Before Extraordinary Item               $  0.07   $   0.08   $   0.19   $   0.14
Net Income                                     $  0.05   $   0.08   $   0.17   $   0.14
Income Before Extraordinary
Item and Legal, Stock-based
Compensation and Other Non-
recurring Charges                              $  0.21   $   0.08   $   0.34   $   0.14

Diluted Net Income per Share:
Income Before Extraordinary Item               $  0.07   $   0.08   $   0.18   $   0.14
Net Income                                     $  0.05   $   0.08   $   0.16   $   0.14
Income Before Extraordinary
Item and Legal, Stock-based
Compensation and Other Non-
recurring Charges                              $  0.20   $   0.08   $   0.33   $   0.14

Weighted Average Shares Outstanding:
Basic                                           27,621     25,405     26,569     25,405
Diluted                                         29,176     25,483     27,956     25,483

                               Unilab Corporation
                                 Balance Sheets
                             (amounts in thousands)

                                                         June 30,   December 31,
                                                          2001          2000
                                                      (unaudited)
                                                     ---------------------------

Cash and Cash Equivalents                                $ 75,809     $   2,593
Accounts Receivable, net                                   67,064        62,860
Deferred Tax Assets                                        15,031        15,031
Other Current Assets                                        6,982         5,855
                                                     ---------------------------
     Total Current Assets                                 164,886        86,339

Fixed Assets, Net                                          14,127        12,595

Deferred Tax Assets                                        32,472        34,408

Goodwill and Other Intangible Assets                       88,578        92,676

Other Assets                                                8,191         9,893
                                                     ---------------------------

Total Assets                                             $308,254     $ 235,911
                                                     ---------------------------

Current Portion of Long-term Debt                        $ 60,175     $   7,142
Other Current Liabilities                                  38,320        31,891
                                                     ---------------------------
Total Current Liabilities                                  98,495        39,033

Long-Term Debt, Net of Current Portion                    198,023       303,318

Other Liabilities                                           5,416         5,996

Total Shareholders' Equity (deficit)                        6,320      (112,436)
                                                     ---------------------------

Total Liabilities and Shareholders' Equity               $308,254     $ 235,911
                                                     ---------------------------